UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

9 rue André Dumont

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

On December 1, 2023, Celyad Oncology SA (the “Company”) issued a press release announcing that its CEO and managing director Georges Rawadi has decided to step down, effective as of Friday December 1, 2023.

Georges has taken this decision for personal reasons. Michel Lussier will take over the CEO responsibilities ad interim. Michel is co-founder and member of the board of Directors of the Company.

A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quotes of Hilde Windels and Michel Lussier contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333- 220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on December 1, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: December 4, 2023	By:	/s/ Michel Lussier
Mel Management represented by Michel Lussier
Chief Executive Officer ad interim